EXHIBIT 99.1

POET Technologies Announces Appointment of Sohail Khan as Director

TORONTO, July 08, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today announced the appointment of Sohail Khan as director and member of the Corporate Governance & Nominating Committee. Mr. Khan’s appointment was effective as of Monday, July 7, 2025 and, along with the incumbent five directors of the Company, he will serve until the next annual meeting of shareholders of the Company or until his successor is duly elected or appointed.

Mr. Khan is a seasoned business executive in high technology firms with wide ranging experience, from leading startups to running multi-billion-dollar enterprises. A strong leader with a track record of anticipating and developing new technologies Mr. Khan has extensive M&A experience, having negotiated sale/purchase of multiple companies as CEO and Head of Strategy at Agere Systems. Most recently, Mr. Khan served as Executive Vice President, Wideband Gap Electronics and President of SiC, LLC, divisions of Coherent Corp. He was a member of the Board of Directors of LightPath Technologies for 16 years, Managing Partner of K5 Innovations LLC, and President & CEO of ViXS Systems Inc., a global fabless semiconductor company, and member of the Board of Intersil Corporation. Experienced in Corporate Governance, Mr. Khan has served on the Audit, Compensation and Finance committees of several private and public company boards.

POET’s Chairman & CEO, Dr. Suresh Venkatesan commented: "We are thrilled to have Sohail on our Board of Directors. His broad expertise and leadership will be invaluable as we continue to advance our strategic initiatives and pursue new opportunities for growth in AI and other market segments."

The size of POET’s Board was reduced to five members with the retirement of Chris Tsiofas, Chair of the Audit Committee, who decided not to stand for re-election at the recent Annual and Special Meeting of the Shareholders on June 27, 2025. Dr. Venkatesan commented: "All the members of the Board, and indeed, the entire Company and our shareholders wish to thank Chris for his thirteen years of expert service as Chair of the Audit Committee and his thoughtful guidance as a member of the Board. We wish him all the best in his future endeavors." Following the appointment of Mr. Khan the Board will consist of six members, being Dr. Suresh Venkatesan (Chair), Jean-Louis Malinge (Lead Independent Director), Theresa Lan Ende, Glen Riley, Robert Tirva and Sohail Khan.

RSU Grant
In connection with his appointment to the Board of Directors, Mr. Khan was awarded a total of 21,200 RSUs which will vest on the first anniversary of the grant. Should Mr. Khan resign prior to the first anniversary of the grant, the RSUs will be vested pro-rata based on the time he served as a director from the date of grant to the date of resignation. The number of RSUs granted was based on the allocation of total compensation to equity, using a per share price of CAD$7.70, being the closing price of the Company’s shares on the TSXV on July 4, 2025. The cash portion of each director’s compensation is paid over four quarters. Both are paid in accordance with an established formula for director compensation. The RSUs were granted subject to provisions of the Company’s 2025 Omnibus Incentive Plan and are subject to the TSX Venture Exchange policies and applicable securities laws.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in Shenzhen, China, Singapore and Penang, Malaysia. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Suresh Venkatesan
Chairman and Chief Executive Officer POET Technologies Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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